                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                      Pursuant to Rule 13a-16 or 15d-16 of
                      the Securities Exchange Act of 1934

                        For the month of   December, 1999
                                           --------------

                                  AMVESCAP PLC
                -----------------------------------------------
                (Translation of registrant's name into English)

                 11 DEVONSHIRE SQUARE, LONDON EC2M 4YR, ENGLAND
                -----------------------------------------------
                    (Address of principal executive offices)


[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                        Form 20-F _X_     Form 40-F ___


[Indicate by check mark whether registrant by furnishing the Information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

                             Yes ___     No _X_


[If "Yes" is marked, indicate below the file number assigned to the registrant
in connection with Rule 12g3-2(b): 82-    N/A
                                      ------------


Description of document filed:   DEALINGS BY DIRECTORS
                                 ---------------------

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AMVESCAP PLC
546489
IMMEDIATE RELEASE  14 DECEMBER 1999
PLEASE CONFIRM RELEASE
MICHAEL S. PERMAN  TEL: 0171-454 3942



      Disclosure of interests in shares or debentures and notifications of dealings under the Stock Exchange requirements.

                             DEALINGS BY DIRECTORS

1)   NAME OF COMPANY                       2)   NAME OF DIRECTOR

     AMVESCAP PLC                               HUBERT HARRIS
 ...............................................................................
3)   Please state whether                  4)   Name of the registered
     notification indicates                     holder(s) and, if more
     that it is in respect                      than one holder, the
     of holding of the                          number of shares held
     Director named in 2                        by each of them. (If
     above or holding of                        notified).
     that person's spouse
     or children under the
     age of 18 or in respect
     of a non-beneficial interest.

     NOTIFICATION IS IN RESPECT
     OF THE DIRECTOR NAMED IN                   -
     2 ABOVE.
 ...............................................................................
5)   Please state whether                  6)   Please state the nature
     notification relates to                    of the transaction and
     a person(s) connected                      the nature and extent of
     with the Director named                    the directors interest
     in 2 above and identify                    in the transaction.
     the connected person(s).

     AS 3 ABOVE                                 GIFT TO CHARITY FROM
                                                BENEFICIAL HOLDING.

 ...............................................................................
7)   Number of shares/amount               8)      (   . %)
     of stock purchased                            of issued Class

            -
 ...............................................................................
9)   Number of shares/amount               10)      (0.0004%)
     of stock disposed                            of issued Class

          3,000
 ...............................................................................
11   Class of security                     12)  Price per share

     ORDINARY SHARES                            SHARES GIFTED TO
                                                CHARITY
 ...............................................................................
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13   Date of transaction                   14)  Date company informed

     14 DECEMBER 1999                           14 DECEMBER 1999
 ...............................................................................
15   Total holding following               16)  Total percentage holding
     this notification                          of issued class following
                                                this notification

     111,200                                    0.0165%
 ...............................................................................
          IF A DIRECTOR HAS BEEN GRANTED OPTIONS BY THE COMPANY PLEASE
                          COMPLETE THE FOLLOWING BOXES
 ...............................................................................
17   Date of grant                         18)  Period during which or
                                                date on which exercisable

         -                                              -
 ...............................................................................
19   Total amount paid (if any)            20)  Description of shares or
     for grant of the option                    debentures involved:
                                                class, number

         -                                            -
 ...............................................................................
21   Exercise price (if fixed              22)  Total number of shares or
     at time of grant) or                       debentures over which
     indication that price is                   options held following
     to be fixed at time of                     this notification
     exercise

         -                                            -
 ...............................................................................
23   Any additional information            24)  Name of contact and tele-
                                                phone number for queries

         -                                      MICHAEL S. PERMAN
                                                0171-454 3942
 ...............................................................................
25   Name and signature of                      MICHAEL S. PERMAN
     authorised company                         AMVESCAP PLC
     official responsible                       COMPANY SECRETARY
     for making this
     notification

     Date of Notification   14 DECEMBER 1999
 ...............................................................................

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                                   SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                 AMVESCAP PLC
                                           -------------------------
                                                 (Registrant)

Date 14 December, 1999                     By /s/ MICHAEL S. PERMAN
     -----------------                       -----------------------
                                                 (Signature)

                                              Michael S. Perman
                                              Company Secretary